July 13, 2006

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      DWS Advisor Funds
         Securities Act File No. 033-07404, Investment Company Act File No. 811-04760 CIK No: 0000797657
         Withdrawal of Post-Effective Amendments Nos. 123, 126, 130, 132, 135 and 140


Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, DWS Advisor Funds, a Massachusetts business trust (the "Trust"), on behalf of its series, DWS International Equity Fund (the "Fund"), hereby respectfully requests that the following post-effective amendments be withdrawn, and that an order of the Commission granting such withdrawal be included in the Trust's file for the Registration Statement:

  o   Post-Effective Amendment No. 123
      Form Type:        485APOS
      File Date:        December 23, 2005
      Accession No.:  0000088053-05-001459

  o   Post-Effective Amendment No. 126
      Form Type:        485BXT
      File Date:        February 21, 2006
      Accession No.:   0000088053-06-000156

  o   Post-Effective Amendment No. 130
      Form Type:        485BXT
      File Date:        March 23, 2006
      Accession No.:  0000088053-06-000328

  o   Post-Effective Amendment No. 132
      Form Type:        485BXT
      File Date:        April 21, 2006
      Accession No.:  0000088053-06-000415

  o   Post-Effective Amendment No. 135
      Form Type:        485BXT
      File Date:        May 19, 2006
      Accession No.:  0000088053-06-000516

  o   Post-Effective Amendment No. 140
      Form Type:        485BXT
      File Date:        June 16, 2006
      Accession No.:  0000088053-06-000646

The above referenced post-effective amendments to the Registration Statement were filed to offer a new Institutional Class for the Fund, which was to offer its shares to the shareholders of DWS International Equity Fund--Institutional Class ("Institutional Fund"), a series of DWS Institutional Funds ("Institutional Trust"), in a proposed reorganization of the Fund with the Institutional Fund. However, at a meeting of the Board of Trustees of the Institutional Trust ("Board") on June 27, 2006, the Board approved the liquidation of the Institutional Fund, rather than the reorganization. Accordingly, the Trust respectfully submits that the withdrawal of the post-effective amendments to the Registration Statement is consistent with the public interest and the protection of investors.

Any questions or comments on this request should be directed to the undersigned at (617) 295-2565.

Very truly yours,


/s/ Caroline Pearson
-----------------------
    Caroline Pearson

Enclosures

cc:      John Greskiewicz
         Dianne O'Donnell, Willkie Farr & Gallagher LLP





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